Exhibit 4.28

EXCLUSIVE RAGNAROK

AUTHORIZATION TO USE AND DISTRIBUTE SOFTWARE
AGREEMENT

THIS AUTHORIZATION TO USE AND DISTRIBUTE SOFTWARE AGREEMENT (this “Agreement”) is made and entered into on this 15th day of August, 2004, by and between:

Gravity Corporation, a corporation duly organised and existing under the laws of the Republic of Korea (“Korea”) and having its offices at 3rd Fl. Shingu Bldg., 620-2, Shinsa-Dong, Kangnam-Ku, Seoul, 135-894, Korea (“Gravity”); and,

Level Up! Interactive S.A., a company duly organized and existing under the laws of the Republic Federative of Brazil (“Brazil”), headquartered at Rua Geraldo Flausino Gomes, nº 78, 11º floor, cj. 113 and 114, Brooklin, 04575-060, in the city of São Paulo, State of São Paulo, enrolled with the Ministry of Finance Tax Registration Number under CNPJ/MF 06.142.151/0001-60 (“Level Up!”)

RECITALS:

WHEREAS, Gravity has developed and possesses all rights in computer programs of online game “Ragnarok” (“Game”) as well as the know-how and technical information on the installation, design, service and use of the Game;

WHEREAS, Level Up! desires to enter into an exclusive authorization to use and distribute software agreement with Gravity pursuant to which Level Up! will distribute and market the Game in the territories specified below; and,

WHEREAS, Gravity desires to grant such authorization to use and distribute software to Level Up! under the mutual terms and conditions herein below specified.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual promises and covenants contained herein and other good and valuable consideration, the parties hereto agree as follows:

Article 1
Definitions

The terms defined in this Article shall have the meaning ascribed to them herein whenever they are used in this Agreement, unless otherwise clearly indicated by the context.

1.1	“Agreement” shall mean this Authorization to Use and Distribute Software Agreement, and all annexes, amendments and supplements hereto.

1.2	“Confidential Information” shall mean all materials, know-how, software or other information including, but not limited to, proprietary information and materials regarding a Party’s technology, products, business information or objectives, including the software for the Game and Technical Information under this Agreement, which is designated as confidential in writing by the providing Party or which is the type that is customarily considered to be confidential information by persons engaged in similar activities.

1.3	“End Users” shall mean the users of the Game through a network game service system established and operated by Level Up! with individually assigned ID Numbers for each End User.

1.4	“Game” shall have the meaning stipulated in the recitals above, including any modified or advanced version of the Game distributed by Gravity for error correcting, updating or debugging purpose, under the same title. Any subtitled version, series or sequel to the Game which may be developed or distributed by Gravity after the execution of this Agreement shall be clearly excluded from the scope of this Agreement.

1.5	“ID Number” shall mean an identification number assigned to each End User, with which such End User can access and use the network game service system established and operated by Level Up!.

1.6	“English Version” shall mean the Game provided in the English language.

1.7	“Intellectual Property” shall mean all patents, designs, utility models, copyrights, know-how, trade secrets, trademarks, service mark, trade dress and any other intellectual property rights in or related to the Game or Technical Information.

1.8	“Local Language” shall mean the Portuguese language as used in the Territory.

1.9	“Local Version” shall mean the Game provided in the Local Language.

1.10	“Parties” and “Party” shall mean Gravity and Level Up!, collectively and individually, respectively.

1.11	“Servers” shall mean the servers established, installed and operated by Level Up! within the Territory only for the service of Game to End Users in the Territory.

1.12	“Service-Sales Amount” shall mean the total service-sales amount that has been paid by End Users for the Game, including the amounts paid by way of prepaid card, and calculated by the billing system.

1.13	“Technical Information” shall mean the software, know-how, data, test result, layouts, artwork, processes, scripts, concepts and other technical information on or in relation to the Game and the installation, operation, maintenance, service and use thereof.

1.14	“Territory” shall mean Brazil.

Article 2
Grant of Authorization

2.1	Gravity hereby grants to Level Up!, subject to the terms and conditions contained in this Agreement, the exclusive, copyright-bearing and non-transferable Authorization (the “Authorization”) to service, use, promote, distribute and market the Game to End Users and to use the Technical Information for such purpose within the Territory, and to grant an authorization subject, however, to the prior written approval of Gravity of the identity of the Gravity’s approval shall not be required for the terms of the authorized agreement between Level Up! and Sub-Authorized.

2.1.2	The service, use, promotion, distribution and marketing of the Game by Level Up! under this Agreement shall be made in the Local Language using the Local Version in the Territory. Gravity shall provide Level Up! with the game script and any service, use, promotion, distribution and marketing of the Game outside the Territory and any use of the Technical Information for any purpose other than performance under this Agreement are strictly prohibited.

2.3	Level Up! shall provide services of the Game only by the IBM PC on-line method (excluding mobile access) using the Servers. However, in consideration of the current level of development of information technology in the Territory, which primarily operates on a narrow-band basis, Level Up! shall be allowed to manufacture, distribute and sell the Game in a compact disk (“CD”) format.

2.4	The Game shall be serviced, promoted, distributed and marketed under the titles, trademark, character names and other names of the Game (“Title”) as originally created and used by Gravity, provided, however, that if a change in any of such Titles is required due to any special lingual or social circumstance of the Territory, the Parties shall decide and use new Title (“New Title”) for the Game. All of the rights in or to the Title and New Title shall be exclusively owned by Gravity and Level Up! shall not use any such Title or New Title in a manner that falls outside the scope of this Agreement without the prior written approval of Gravity.

2.5	All of the rights in or to the Game, except as granted under this Agreement, including but not limited to the rights to the character business of the Game, shall remain exclusively with Gravity. However, Gravity will grant to Level Up! the right of first negotiation for sixty (60) days to produce and/or sell and distribute in the Territory merchandise relating to the Game, including, but not limited to, character dolls, reproductions of the characters in collaterals, and such other merchandising accessories, under a separate merchandising agreement. Such right of first negotiation shall include the right of Level Up! to match any written offer received by Gravity from any third party. Level Up! shall also have the right of first negotiation for thirty (30) days to acquire the rights to all new game titles of Gravity from the date when such new game is available in the Territory or the date that Gravity gives Level Up! written notice, whichever date is later. Also included is the right of Level Up! to match any offer received by Gravity from any party. If Level Up! fails to exercise such right, Gravity may grant the Authorization for a new game title to the offering party, provided the terms of such authorization shall not be more favourable than those offered and rejected by the Level Up!, and provided further that Gravity shall grant such authorization to the offering party no later than thirty (30) days from expiration of Level Up!’s right of first negotiation. If the offering party renews its offer beyond this thirty (30) day period, then Level Up! shall again be immediately notified by Gravity and the Level Up!’s right of first negotiation shall again come into effect.

2.5.1	Gravity shall notify Level Up! in writing within seven (7) days upon receipt of an offer from any party relating to merchandise or new games as described above.

Article 3
Delivery of Game

3.1	Subject to the terms and conditions of this Agreement, Gravity shall provide Level Up! with its full assistance and cooperation, including preparation of the Local Language Version and providing technical assistance, in order to enable a launch of the beta service and commercial service of the Game in the Territory.

3.2	Gravity shall deliver the Local Language Version of the Game to the Level Up! at its servers in Brazil for testing, not later than ninety (90) days from the date of execution of this Agreement. The beta test of the Game shall commence not later than fifteen (15) days from initial acceptance of the Local Language Version by the Level Up!. Level Up! shall launch the commercial service of the Game in the Territory within one hundred twenty (120) days from the date of launch of the beta service of the Game, provided, however, that all defects and bugs detected in the Game during the beta service are corrected or rectified by Gravity. The Parties agree to cooperate with each other and exert their best efforts to launch the services of the Game in accordance with the above schedule in this Section 3.2. The above target dates for launching the services of the Game may be changed by mutual agreement between the Parties.

3.3	Once Level Up! receives the English Version and technical documents on the Game (collectively “Delivery Materials”) from Gravity, Level Up! shall perform its review and test promptly and inform Gravity of any defect in or modifications that have to be made to the Delivery Materials within forty five (45) days after receipt thereof.

3.3.1	Level Up!’s failure to so inform within the designated period shall be regarded as acceptance by Level Up! of the Delivery Materials, and any revision or modification of any of the Delivery Materials which may be made by Gravity thereafter upon the request by Level Up! shall be at Level Up!’s sole expense. Upon the request of Level Up! and Gravity’s approval thereon, Level Up! shall provide the translated transcript of the Game into the Local Language and Gravity shall prepare Local Version by incorporating such translation into the Game. Level Up! shall guarantee the accuracy of such translation in the Local Version and all of the rights in or related to Local Version shall be exclusively owned by Gravity. Level Up! hereby assigns all of its right on the translation and promises not to claim any right or reimbursement on the translation or Local Version in any case. It is understood however that any defects in the game that appear after said forty five (45) day period shall continue to be rectified by Gravity.

3.4	The Game shall be serviced in the Territory only in the manners permitted by Gravity under this Agreement. Level Up! shall be strictly prohibited from any modification, amendment or revision of any part of the Game including the title of the Game and the name of the characters in the Game, without the prior written approval of Gravity.

Article 4
Technical Assistance

4.1	During the term of this Agreement, Gravity shall provide Level Up! free of charge with the technical assistance, and technical support and maintenance needed and requested by Level Up! to enable the latter to provide and maintain high-quality service for the Game, including, but not limited to software installation and set-up, maintenance support, patch updates in connection with the Game and the localization of the Game into the English Version, training Level Up!’s technical personnel in respect of the maintenance and operation of the Game provided that, any and all expenses actually incurred by any engineers dispatched by Gravity to perform the above technical assistance in this Section 4.1, including, without limitation, economy or business class airfare, lodging, food and other general living expenses incurred during their stay at Level Up!’s premises, shall be borne by Level Up!. The Parties shall agree in writing on the budget for the aforesaid expenses prior to Gravity’s incurring the same.

4.2	Gravity shall, upon the request of Level Up!, dispatch its engineers to Level Up! for the installation of Servers and training of Level Up!’s personnel. The total period for such technical assistance excluding the travelling time shall not exceed ten (10) man days [based on eight (8) hours of work per engineer per day], and any further assistance through dispatch of Gravity’s engineers shall be determined by the mutual agreement of the Parties. After the initial dispatch by Gravity of its engineers for the said 10 man-day period, the salaries of Gravity’s engineers for the dispatched period shall be reimbursed by Level Up! to Gravity. All the expenses incurred by the engineers of Gravity for economy or business class airfare, lodging and food and other general living expenses during their stay for the period of technical assistance shall be borne by Level Up! provided that, the same are within the budget as agreed upon by the Parties under Section 4.1.

4.3	During the term of this Agreement, Gravity shall receive Level Up!’s personnel in its office in Korea for training with respect to the installation and service of the Game and the installation, maintenance and operation of the Servers. The number of the trainees from Level Up! shall not exceed three (3) persons at one time and the total period of training shall not exceed seven (7) man-days [based on eight (8) hours of training per trainee per day], unless otherwise agreed in writing by Gravity. All of the expenses for travel, lodging, food and other general living expenses incurred by such dispatched personnel of Level Up! shall be borne by Level Up!.

4.4	Any further assistance may be rendered by Gravity upon mutual agreement of the Parties.

4.5	Each Party shall be fully responsible and fully indemnify the other Party for the behaviour of and activities performed by its employees and personnel during their stay at the other Party’s facilities.

4.5.1	Both parties agree to cooperate fully and in good faith in all technical matters relating to the operation of the Game, in order to maintain good service to the Users.

4.6	Both parties agree to have the separate Service Providing Amendment to be attached to the agreement for dispatching the Gravity’s staff within forty five (45) days from the execution date of this Agreement, and the minimum amount of dispatching the two (2) Gravity’s staffs shall be fifty thousand US dollars (USD 50.000,00) annualy.

4.6.1	The Parties shall enter into a separate agreement regarding the amount that shall be paid for the dispatching of the two (2) Gravity’s staffs.

4.6.2	The following expenses shall be covered by the amount referred to in the Section 4.6 above:

4.6.2.1	Daily Allowance to be paid to the personnel in the Local Office, which shall be no less than thirty US dollars (30) US Dollars per day.

4.6.2.2	Accommodation for two (2) of Gravity’s staffs.

4.6.2.3	Basic Salaries of the Gravity’s staffs according to the separate agreement foresee in Section 4.6 above.

4.7	The terms and conditions of staying for the staffs shall be lasted until until “Ragnarok’s” commercial service is over and reviewed at each six (6) months.

Article 5
Payment

5.1	In consideration of the Authorization and technical assistance granted under this Agreement, Level Up! shall pay the following amounts to Gravity:

5.2.	Initial Payment:

5.2.1	Level Up! shall pay to Gravity a sum of Two Hundred Forty Thousand United States Dollars (USD 240,000.00) (“Initial Payment”) upon the below schedule.

5.2.1.1.	within seven (7) days from the execution date of this agreement and once Level Up! receives any and all necessary approval from any governmental body, including but not limited to the Brazilian Central Bank: Eighty Thousand US Dollars (USD80,000.00).

5.2.1.2	within seven (7) days after starting the open beta test Game and once Level Up! receives any and all necessary approval from any governmental body, including but not limited to the Brazilian Central Bank:: Eighty Thousand US Dollars (USD80,000.00).

5.2.1.3	within seven (7) days after starting the released Game and once Level Up! receives any and all necessary approval from any governmental body, including but not limited to the Brazilian Central Bank:: Eighty Thousand US Dollars (USD80,000.00).

5.2.2	The Initial Payment, whether in part or in whole, shall not be refunded to or recouped by Level Up!, except for cases where the Game does not function properly due to inherent defects or bugs therein, which are not remedied by Gravity within eighty (80) days from the date when the Game is installed in the Level Up!’s hardware. Such refund accorded to Level Up! shall be fifty (50) percent of the Initial Payment less the cost incurred by Gravity in localizing the Game in the Territory.

5.2.3	Gravity hereby expressly agrees that Level Up! Inc., a corporation duly organized and existing under the laws of the Republic of the Philippines, and having its offices at 8th floor Pacific Star Building, Makati City, Philippines (“Controller of Level Up!”), has also made a payment on behalf of the Level Up! in the amount of Ten Thousand US Dollars (USD10,000.00), which is also part of the Initial Payment.

5.2.3.1	Controller of Level Up! and Level Up! shall take the proper measures under Brazilian law regarding the payment made by the Controller of Level Up! on behalf of the Level Up!, as per Section 5.2.3, above.

5.3	Copyright Fee and Report:

5.3.1	In addition to the Initial Payment, Level Up! shall pay to Gravity as continuing copyrights fee, twenty five percent (25%) of the Service-Sales Amount paid by End Users (“Copyright”). Subject to Section 5.4 below, the Copyright shall be paid on a monthly basis within twenty (20) days after the end of the applicable month. Payment shall be deemed made upon presentation of Level Up! whether in fax or any other means the remittance confirmation or notice to Gravity. In any case, unless Gravity actually receives the remitted amount, the payment shall not be deemed to be paid. Level Up! shall also provide Gravity with a report (“Copyright Fee Report”) on a monthly basis within twenty (20) days after the end of the applicable month. Each Copyright Fee Report shall contain detailed information on the calculation of Service-Sales Amount for the applicable month.

5.3.1.1	For the first month after the starting of the commercial service Level Up! shall be allowed to pay the Copyright due within sixty (60) days after the end of the applicable month.

5.4	Any and all payments under this Agreement by Level Up! to Gravity shall be made in Brazilian Reais (R$) and converted into United States Dollar (USD) as foreseen in Section 5.5, below, and by wire transfer to the account designated by Gravity or in such other method as may be mutually agreed between the Parties.

5.5	For all payments to be made in United States Dollar under this Agreement, the applicable foreign exchange rate shall be the foreign exchange sale rate verified at the closing of the day prior to the date on which the payment is to be made, such exchange rate announced by the Central Bank of Brazil and obtained through transaction PTAX800 of the “Sistema de Informações Eletrônicas do Banco Central do Brasil/SISBACEN” (The Central Bank of Brazil’s Electronic Information System), provided, however, that in the event of any delay in payment, the most favourable exchange rate to Gravity among the rates during the period from the due date for the relevant payment to the date of actual payment shall apply.

5.6	In the event any payment is delayed by Level Up! under this Agreement, a default interest at a rate of twelve (12)% per annum (“Default Interest”) shall apply. For the avoidance of doubt, Gravity’s entitlement to such Default Interest pursuant to this Section 5.6 shall not affect any of the other rights of Gravity under this Agreement.

5.7	Level Up! shall pay the Copyrights in strict compliance with the due date set forth in Section 5.3.1 above.

5.8	Any and all taxes including the sales tax, value added tax, income tax on any payment to Gravity under this Agreement shall be borne by Level Up!, provided, however, if any government in the Territory requires Level Up! to withhold the income or other tax on the payment to Gravity, Level Up! is allowed to withhold such tax up to twenty five percent (25%) from such payments only if Gravity is entitled to receive such payments as a tax credit under the relevant laws of Korea or any existing tax treaty between the respective countries of operation of Gravity and Level Up!. In the event that any amount is withheld for the tax payment under this Section 5.8, Level Up! shall promptly inform Gravity of such payment and provide Gravity with a certification issued by the relevant tax authorities with respect to the relevant payment.

5.8.1.	Any withholding tax in excess of the limit foresee on Section 5.8 above shall be borne by Level Up!, and Level Up! shall not deduct such withheld amount from the actual payment amount.

Article 6
Report & Audit

6.1	Level Up! shall provide Gravity with all the information on the development of its business in relation to the Game. Without limiting the generality of the foregoing, Level Up! shall inform Gravity promptly in the event of its launch of the beta service or the commercial service of the Game.

6.2	Level Up! shall provide Gravity with a monthly report (the “Monthly Report”) within twenty (20) days after the end of the applicable month in writing on its business activities in relation to the Game, including, but not limited to, the list of End-Users, the fees charged by Level Up!, the total Service-Sales Amounts for the pertinent month, advertising activities and the expenses therefore, complaints received from End Users and market trends in the Territory.

6.3	Level Up! shall keep all of its records, contractual and accounting documents and company documents in relation to its business and activities under this Agreement in its offices, during the term of this Agreement and for two (2) years after the expiration or termination of this Agreement.

6.4	During the term of this Agreement and two (2) years after the expiration or termination thereof, Gravity may by itself or through an accountant designated by Gravity investigate and audit the accounting documents of Level Up! with respect to its Game business. For this purpose, Gravity may request Level Up! to produce the relevant documents, and may visit Level Up!’s office and make copies of Level Up!’s documents. Level Up! shall provide all assistance and co-operation required by Gravity for such investigation and audit. All expenses incurred for such investigation and audit shall be borne by Gravity unless such investigation and audit reveals underpayment by greater than five percent (5%) of the annual Copyright amount, in which case Level Up! shall bear all expenses for such investigation and audit and shall also promptly pay to Gravity the unpaid amount together with a per annum default interest thereon equivalent to twelve (12%) percent thereof. In the event of Level Up!’s understatement of the Copyright amount without any justifiable reasons, Gravity shall be entitled to terminate this Agreement pursuant to Section 13.3(b) below.

Article 7
Advertising & Promotion

7.1	Level Up! shall exert its best efforts to advertise, promote and perform marketing activities for the Game in the Territory.

7.2	For the marketing of the Game in the Territory, Level Up! agrees to spend no less than One Hundred and Fifty Thousand United States Dollars (USD150,000.00) for each twelve-month period after the commencement of the term of this Agreement. Such amount shall include funds spent directly by Level Up! or by third parties with which Level Up! has marketing or distribution agreements. Level Up! shall provide Gravity with detailed information on Level Up!’s advertising activities every month in the Monthly Reports as stipulated in Section 6.2. In addition, Level Up! shall provide Gravity with a separate advertisement report on June 30 and December 31 of each year covering the preceding six (6) months’ period.

7.3	Gravity will provide Level Up! with samples of the marketing and promotional materials for the Game that have been or will be produced and used by Gravity during the term of this Agreement. Level Up! shall pattern all its advertising, marketing and promotional materials for the Game in the Territory after the samples furnished to Level Up! by Gravity, and Level Up! shall provide Gravity with samples of the advertising, marketing and promotional materials for the Game produced by Level Up! no later than seven (7) days after launching them. Within seven (7) days from receipt by Gravity of samples of Level Up!’s advertising, marketing and promotional materials, Gravity shall notify Level Up! in writing of Gravity’s approval or disapproval thereof, or of any changes that Gravity may require Level Up! to make thereto. Gravity’s failure to respond within the said period of seven (7) days after receipt of such samples of advertising material shall be deemed as approval of such advertising materials.

7.4	The ownership of and the copyright in the marketing and advertising materials produced or used by Level Up! on the Game (“Advertising Materials”) shall remain exclusively with Gravity, and Level Up! shall not use the Advertising Materials for any purpose other than the promotion, marketing and advertising of the Game permitted under this Agreement.

7.5	Level Up! may provide End Users with such number of free points and free accounts as may be reasonably necessary, in Level Up!’s opinion, for the purposes of the promotion, operation and advertisement of the Game only with prior written approval from Gravity. The detailed information on the free points and accounts provided by Level Up! to End Users shall be provided to Gravity on a monthly basis in the Monthly Report as stipulated in Section 6.2. Gravity’s approval shall not be unreasonably withheld.

Article 8
Other Obligations of Level Up!

8.1	Level Up! shall exert its best efforts to supply, distribute and sell the Game in the Territory.

8.2	Level Up! shall be solely responsible for service, use, promotion, distribution and marketing of the Game in the Territory, and Gravity shall not be responsible for or obligated to provide any of such activities unless stipulated otherwise in this Agreement.

8.3	Level Up! shall provide full and comprehensive technical support to End Users to assist them in their use of the Game, including but not limited to Level Up!’s maintaining 24-hour technical contact window, on-line customer services, sufficient outbound bandwidth and circuits for operating business under this Agreement, and game servers required for on-line game operation.

8.4	Level Up! shall provide its best efforts to protect the Intellectual Property rights of Gravity and shall assist Gravity to procure appropriate legal and administrative measures against any and all activities by third parties infringing the Game or any of the Intellectual Property rights of Gravity on or in relation to the Game, including without limitation to, manufacture or sales of counterfeiting CDs, manuals, workbooks or other products. Any and all expenses incurred by Level Up! in activities described in this section 8.4 shall be for the account of the Gravity and the Gravity shall reimburse Level Up! within seven working days upon presentment of requests for reimbursement.

8.5	Level Up! shall abide by all laws and regulations of the Territory in its service, use, promotion, distribution and marketing of the Game in the Territory.

8.6	Level Up! shall provide a prior written notice to Gravity in the event Level Up! intends to change its marketing strategies, including budget, advertising, marketing, promotional materials, product packaging and price policies relating to the Game, and other important policies.

8.7	Level Up! shall indemnify and hold harmless Gravity and its officers and employees from any kind of losses, costs, expenses or liabilities, including reasonable attorneys’ fees resulting from any claim by a third party on or in relation to Level Up!’s service, use, promotion, distribution and marketing of the Game in the Territory.

8.8	Upon prior arrangement of the Parties, Level Up! shall provide Gravity with suitable office space and office supplies in Level Up!’s office for the auditing activities of Gravity. Access to such office space shall be limited only to persons designated by Gravity. All expenses incurred by Gravity’s employees dispatched to Level Up!’s offices for transportation, postage, telecommunications, lodging, food and other general living expenses, and the salaries for such employees during their stay at such offices shall be borne and paid by Gravity.

Article 9
Technical Information and Intellectual Property

9.1	Technical Information and Intellectual Property shall be exclusively owned by Gravity, and this Agreement shall not grant Level Up! or permit Level Up! to exercise any right or license in or to the Technical Information and Intellectual Property except for the Authorization granted under this Agreement. Level Up! shall not obtain or try to obtain any registered industrial property or copyright in or over any of the Technical Information and Intellectual Property of Gravity regardless of the territory and exploitation area.

9.2	Gravity hereby represents and warrants that Gravity is the legal owner of the Technical Information and Intellectual Property; that it has a legal and valid right to grant the rights and Authorization under this Agreement to Level Up!, and that the Game and Technical Information do not violate or infringe any patent, copyright and trademark of any third party in Korea. Gravity shall take all reasonable action, legal or otherwise, under the circumstances to prevent and/or halt any threatened or actual infringement or violation of Intellectual Property rights by third parties in the Territory, or to address and answer any third party claims or demands in respect of the Intellectual Property rights, so as to ensure that Level Up! may continue to service, market, distribute and use the Game in the Territory in the manner contemplated under this Agreement.

9.3	Gravity further guarantees and warrants to Level Up! that the Game and the corresponding Technical Information and accompanying Intellectual Property:

9.3.1	do not violate any Intellectual Property rights of any third party or any rights of publicity or privacy in Korea;

9.3.2	do not violate any law, statute, ordinance or regulation (including without limitation the laws and regulations governing export control, unfair competition, anti-discrimination or false advertising) of Korea or any other country; and

9.3.3	do not contain any obscene, child pornographic or indecent contents.

9.4	Gravity agrees to indemnify and hold harmless Level Up! from any kind of losses, costs, expenses or liabilities, including reasonable attorneys’ fees and costs of settlement, resulting from the breach by Gravity of its express warranties given herein provided that Level Up! (a) promptly notifies Gravity of such claim; (b) allows Gravity to control the defense of such claim and/or any related settlement negotiations; and (c) provides any reasonable assistance requested by Gravity in connection with such claim.

9.5	It is understood that by the grant of the Authorization to Level Up!, Gravity undertakes to accord to Level Up! all rights and privileges normally accorded and granted by Gravity to all other entities to which a similar authorization for the Game has or will be granted by Gravity. Gravity warrants there is no outstanding contract, commitment or agreement to which it is a party, or legal impediment, prohibition or restriction of any kind known to Gravity, which conflicts with this Agreement or might limit, restrict or impair the rights granted to Level Up! hereunder.

Article 10
Limitation of Liability

10.1	Except as may be otherwise provided for herein, Gravity makes no warranties, express or implied, concerning the Game including but not limited to its merchantability or salability in the Territory.

10.2	In no event will either party be liable to the other for any indirect, consequential, incidental, punitive or special damages, whether based on breach of contract, tort (including negligence) or otherwise, and whether or not such party has been advised of the possibility of such damage.

10.3	The aggregate liability of either Party under or relating to this Agreement whether in contract, tort (including without limitation negligence) or otherwise, shall be limited to an amount equal to the total amount of the payments made by Level Up! during the preceding period of six (6) months.

Article 11
Confidentiality

11.1	All Confidential Information disclosed by either Party under this Agreement shall be maintained in confidence by the receiving Party and shall not be used for any purpose other than explicitly granted under this Agreement. Each Party agrees that it shall provide Confidential Information received from the other Party only to its employees, consultants and advisors who need to know for the performance of this Agreement. The receiving Party shall be responsible for any breach of this Article by its employees, consultants and advisors.

11.2	In the event that any Confidential Information, including but not limited to the source codes of the Game, Technical Information and financial information, is disclosed or divulged to any third party who is not authorized to have access to or obtain such Confidential Information under this Agreement, the Parties shall cooperate with each other and exert their best efforts to protect or restore such Confidential Information from such unauthorized disclosure or divulgement. If such disclosure or divulgement of the Confidential Information was made due to the receiving Party’s gross negligence or bad faith, the receiving Party shall be responsible for all of the damages incurred by the disclosing Party, including but not limited to any attorneys’ fees incurred by the disclosing Party in order to protect its rights under this Article 11.

11.3	The confidential obligation shall not apply, in the event that it can be shown by competent documents that the Confidential Information:

11.3.1	becomes published or generally known to the public before or after the execution of this Agreement without any breach of this Agreement by any Party;

11.3.2.	was known by the receiving Party prior to the date of disclosure to the receiving Party;

11.3.3.	Either before or after the date of disclosure is lawfully disclosed to the receiving Party by a third party who is not under any confidentiality obligation to the disclosing Party for such information;

11.3.4.	is independently developed by or for the receiving Party without reference to or reliance upon the Confidential Information; or

11.3.5.	is required to be disclosed by the receiving Party in accordance with the applicable laws and orders from the government or court; provided that, in this case, the receiving Party shall provide prior written notice of such disclosure to the providing Party and takes reasonable and lawful actions to avoid and/or minimize the degree of such disclosure.

Article 12
Term

12.1	This Agreement shall become effective on the execution date of this Agreement and shall remain in effect for a period of two (2) years counted from the Commercial Service Date, unless sooner terminated in accordance herewith.

12.2	Provided that Level Up! is in due performance of this Agreement, Level Up! shall have an option to renew the term of this Agreement for an additional term of one (1) year (“Renewed Term”) under the same terms and conditions hereof. At the expiration of the Renewed Term, Level Up! shall also have the further option to extend the term of this Agreement on an on-going, yearly basis for an additional term of one (1) year (the “Extended Term”) under the same terms and conditions provided for herein. Level Up! shall exercise the aforesaid options to renew at least six (6) months prior to the expiration of the original term of this Agreement or the Renewed Term, as the case may be.

Article 13
Termination

13.1	This Agreement may be terminated upon the mutual agreement of the Parties.

13.2	Each Party shall have the right to immediately terminate this Agreement:

13.2.1	upon written notice to the other Party in the event of the other Party’s material breach of this Agreement and such breach shall continue for a period of thirty (30) days after the breaching Party’s receipt of written notice setting forth the nature of the breach or its failure to perform and the manner in which it may be remedied;

13.2.2	if the other Party or its creditors or any other eligible party files for its liquidation, bankruptcy, reorganization, composition or dissolution, or if the other Party is unable to pay any kind of debts as they become due, or the creditors of the other Party have taken over its management; or

13.2.3	in accordance with Section 13.3 below.

13.3	Notwithstanding Section 13.2 above, Gravity may immediately terminate this Agreement upon a written notice to Level Up!:

13.3.1	if the Copyright for any given month as set forth in Section 5.1(b) above is not paid by Level Up! within twenty (20) days after receiving written notice from Gravity for late payment;

13.3.2	in the event of a willful, gross understatement by Level Up! of the Copyright payments due Gravity without any justifiable reasons, as defined in Section 6.4 above;

13.3.3	if the beta service of the Game is not launched in the Territory within the period set forth in Section 3.2, unless such failure has been caused by Gravity or is due to force majeure event as set forth in Article 14;

13.3.4	if the commercial service of the Game is not launched in the Territory within the period set forth in Section 3.2, unless such failure has been caused by Gravity or is due to force majeure event as set forth in Article 14; or

13.3.5	if the service of the Game in the Territory is stopped, suspended, discontinued or disrupted for more than fifteen (15) consecutive days during the term of this Agreement due to causes attributable to Level Up!.

13.4	Upon the effective date of such termination, all rights granted to Level Up! hereunder shall immediately cease and shall revert to Gravity, and Level Up! shall immediately cease servicing of the Game and return to Gravity any and all software, technical documents and other materials or information provided by Gravity to Level Up! under this Agreement, and shall destroy any and all copies of such software, technical documents, materials or information. Furthermore, Level Up! shall provide and deliver to Gravity any and all such information and documents related to the Game, including but not limited to database related to the Game and information and/or data source about the Game users, as may be requested by Level Up!.

13.5	No termination of this Agreement shall affect the Parties’ rights or obligations that were incurred prior to the termination. The expiration or termination of this Agreement shall not affect the effectiveness of Articles 6, 9, 10, 11, and 13.4, which shall survive the expiration or termination of this Agreement.

Article 14
Force Majeure

14.1	Notwithstanding anything in this Agreement to the contrary, no default, delay or failure to perform on the part of either Party shall be considered a breach of this Agreement if such default, delay or failure to perform is shown to be due entirely to causes occurring without the fault of or beyond the reasonable control of the Party charged with such default, delay or failure, including, without limitation, causes such as strikes, lockouts or other labour disputes, riots, civil disturbances, actions or inactions of governmental authorities or suppliers, electrical power supply outage, a failure or breakdown in the services of internet service providers, epidemics, war, embargoes, severe weather, fire, earthquake and other natural calamities or, acts of God or the public enemy. Force majeure shall include actions taken by the Brazilian government or agencies thereof, which restrict the ability of Level Up! to remit payments to Gravity under this agreement, or failure of the Brazilian government or agencies thereof to approve such payments.

14.2	If the default, delay or failure to perform as set forth above in Section 14.1 exceeds one hundred eighty (180) days from the initial occurrence, a Party who is not affected by such force majeure event shall have the right to terminate this Agreement with a written notice to the other Party.

Article 15
General Provisions

15.1	Level Up! may not assign, delegate or otherwise transfer in any manner any of its rights, obligations and responsibilities under this Agreement, without prior written consent of Gravity. Such prior written consent of Gravity, however, shall not be necessary if the assignment or transfer is made to a corporation or other entity in which Level Up! holds at least 51% of the stockholders equity or has management control (defined as the right to appoint the chief executive officer of the corporation).

15.1.2	If the Level Up! assigns this Agreement without the prior written consent of the Gravity, the Level Up! shall continue to be liable for the performance by the Assignee of its obligations to Gravity under this Agreement.

15.1.3	Gravity may, with prior written notice to Level Up!, assign, delegate or otherwise transfer all or any part of its rights, obligations and responsibilities under this Agreement to a third party designated by Gravity, provided that such third-party transferee shall execute an undertaking in favour of Level Up! to respect this Agreement in its entirety.

15.2	It is understood and agreed by the Parties that this Agreement does not create a fiduciary relationship between them, that Level Up! shall be an independent contractor, and that nothing in this Agreement is intended to constitute either Party an agent, legal representative, subsidiary, joint venture, employee or servant of the other for any purpose whatsoever.

15.3	If any kind of notices, consents, approvals, or waivers are to be given hereunder, such notices, consents, approvals or waivers shall be in writing, shall be properly addressed to the Party to whom such notice, consent, approval or waiver is directed, and shall be either hand delivered to such Party or sent by certified mail, return receipt requested, or sent by FedEx, DHL or comparable international courier service, or by telephone, facsimile or electronic mail (in either case with written confirmation in any of the other accepted forms of notice) to the following addresses or such addresses as may be furnished by the respective Parties from time to time:

If to Gravity.
Attention: Mr. Andrew Sohn
4th Fl. Shingu Bldg., 620-2, Shinsa-Dong, Kangnam-Ku,
Seoul, 135894, KoreaFax: +82-2-3442-7097

If to Level Up!
Attention: Ms. Paula Secaf Adde
Rua Geraldo Flausino Gomes, nº 78, 11º floor, cj. 113
and 114
Brooklin – São Paulo – SP — CEP 04575-060
Phone: 5511.5105-5822
Fax: 5511.51055835

15.4	No course of dealing or delay by a Party in exercising any right, power, or remedy under this Agreement shall operate as a waiver of any such right, power or remedy except as expressly manifested in writing by the Party waiving such right, power or remedy, nor shall the waiver by a Party of any breach by the other Party of any covenant, agreement or provision contained in this Agreement be construed as a waiver of the covenant, agreement or provision itself or any subsequent breach by the other Party of that or any other covenant, agreement or provision contained in this Agreement.

15.5	This Agreement, including all exhibits, addenda and schedules referenced herein and attached hereto, constitutes the entire agreement between the Parties hereto pertaining to the subject matter hereof, and supersedes all negotiations, preliminary agreements, and all prior and contemporaneous discussions and understandings of the Parties in connection with the subject matter hereof.

15.6	This Agreement shall be written in English and all disputes on the meaning of this Agreement shall be resolved in accordance with English version of this Agreement.

15.7	This Agreement may be amended only upon the execution of a written agreement between Gravity and Level Up! that makes specific reference to this Agreement.

15.8	This Agreement shall be governed by and construed in accordance with the laws of Korea.

15.9	Any controversy or claim arising out of or in relation to this Agreement shall be finally settled through the proper courts in Korea.

15.10	If any section, subsection or other provision of this Agreement or the application of such section, subsection or provision, is held invalid, then the remainder of the Agreement, and the application of such section, subsection or provision to persons or circumstances other than those with respect to which it is held invalid shall not be affected thereby.

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their duly authorised officers, in any number of counterparts (whether by facsimile or otherwise, but, if by facsimile, with the original signed signature pages being promptly sent to the other Party by first-class prepaid letter (and each Party is hereby authorised to incorporate such pages into bound originals)) of identical content and form, all of them for a single purpose in the presence of the 2 (two) witnesses below, as of the day and year first above written.

Page of signatures of a certain Exclusive Ragnarok Authorization To
Use And Distribute Software Agreement dated August 15th , 2004

/s/ Jung Ryool Kim

Gravity Corporation
By: Jung-Ryool Kim Title: Chairman

/s/ Paula Secaf Adde

Level Up! Interactive S.A.
By: Paula Secaf Adde Title: Financial Director

/s/ Richard Mingorance

Level Up! Interactive S.A.
By: Richard Mingorance Title: Superintendent Director

Witnesses:

By:	By:
ID:	ID: